Nasdaq Regulation



Arnold Golub
Vice President
Deputy General Counsel

December 31, 2024

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on December 30, 2024, The Nasdaq Stock Market LLC (the "Exchange") received from Rain Enhancement Technologies Holdco, Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Class A Common Stock, par value $0.0001 per share

Redeemable warrants, each whole warrant exercisable for one share of Class A Common Stock
at an exercise price of $11.50

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,